Exhibit 99.1

Kamada Announces Top-line Results of Phase 2 Trial of Alpha-1
Antitrypsin in Newly Diagnosed Type-1 Diabetes Patients

Efficacy trend was demonstrated in the pre-determined sub group of patients between the ages of
12 to 18, treated with the higher dose of 120mg/kg

The positive trend was observed in this age group for all three key efficacy measures of Type-1 Diabetes

No significant treatment effect was observed in the overall study population

Rehovot, Israel, November 1, 2017 – Kamada Ltd. (NASDAQ & TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, today announced top-line results from the Company’s Phase 2 trial of Alpha-1 Antitrypsin (AAT) in newly diagnosed type-1 diabetes (T1D) patients. The study included 70 patients ranging from 8 to 25 years old. While in the overall study population no significant treatment effect was observed, in the pre-determined subgroup of patients between the ages of 12 and 18 years old, a trend toward better efficacy was demonstrated in the high dose arm of AAT (120 mg/kg) represented in terms of beta-cell function preservation, lower average of total daily insulin usage and a better glycemic control measured by lower average HbA1c. Details about this study are available at https://www.clinicaltrials.gov/ct2/show/NCT02005848?term=AAT&cond=Type+1+Diabetes&rank=2

“Given this study was not powered to show efficacy, the results are very encouraging,” said Peter Gottlieb, M.D., Professor of Pediatric and Medicine, Barbara Davis Center for Diabetes, University of Colorado School of Medicine and a leading member in TrialNet, an NIH-sponsored network of institutions and researchers dedicated to the prevention of type-1 diabetes. “These findings suggest that administration of AAT could be an effective treatment option for newly diagnosed T1D patients who are 12-18 years old. The results of this subgroup are intriguing and warrant further studies in a larger population. Subgroup segmentation by age is common in this complicated disease, and the fact that we see the same positive trend in this age group for all three measures – C-peptide, daily insulin requirement and HbA1C – suggest that the results are consistent and could be promising”.

This double-blind, placebo-controlled, multi-center Phase 2 clinical trial was designed to evaluate the efficacy and safety of AAT IV in halting disease progression in pediatric and young adult patients newly diagnosed with T1D. Seventy patients, ranging in age from 8-25 years old, and recruited within 100 days of diagnosis of T1D, were randomized to three treatment groups in a 1:1:1 ratio; placebo and two doses of AAT, 60 mg/kg or 120 mg/kg.  Study duration was 56 weeks and included three treatment periods. During the first 12 weeks, a once-weekly treatment was given, followed by 8 weeks of treatment given every two weeks, then a follow-up period of 26 weeks, followed by a once-weekly treatment given for 6 weeks, and a final 4-week follow-up period.  Study endpoints included beta cell function assessment as measured by change in C-peptide parameters, glycemic control represented by HbA1C levels and insulin daily dose.

The key results for the 12-18-year-old patient subgroup treated included:

•
Better preservation of beta-cell function, demonstrated as a smaller decline of the average (± SEM) Area Under the Curve (AUC) of stimulated (MMTT) C-peptide secretion over time (-0.18 ± 0.15nmol/L for AAT 120 mg/kg, -0.47 ±0.13 nmol/L for 60 mg/kg, and -0.34 ±0.10 nmol/L for the placebo group; p =0.543), suggesting a slower decline in pancreatic function for the 120 mg/kg treatment arm. Similar differences were noted for Cmax (defined as maximum or peak serum concentration).

•
Lower average HbA1c (AAT 120 mg/kg: 6.66±0.32%, AAT 60 mg/kg: 7.85±0.45%, placebo: 8.29±0.52%, p=0.052, in addition the p-value of the comparison between AAT 120 mg/kg and placebo was p=0.048) and a higher percentage of patients who achieved the clinically meaningful target of HbA1c ≤7% (AAT 120 mg/kg: 70%, AAT 60 mg/kg: 29%, placebo: 25%, p=0.073).

•	In a post-hoc analysis of insulin daily dose intake a beneficial favorable effect trend was found in the AAT 120 mg/kg treatment group versus placebo, p=0.086.

Kamada’s AAT IV demonstrated a very good safety profile in T1D pediatric and young adult patients treated in the Phase 2 study, similar to that observed with GLASSIA® for the treatment of Alpha-1 Antitrypsin Deficiency. There were no differences seen in safety parameters (treatment emergent adverse events, serious adverse events, etc.) between the placebo and two treatment arms (60 mg/kg and 120 mg/kg).

“Based on these results, it seems that treatment with AAT in a pediatric population with new onset type-1 diabetes in increasing doses up to 120 mg/kg is safe”, said Mariana Rachmiel, M.D., Head of Pediatric Endocrinology unit, Assaf Harofeh Medical Center, Tzrifin, Israel. “While the study was not powered for efficacy, for the age 12-18-year group, there was significantly better glycemic control and possible signs of beta-cell function preservation. This trend was not shown in the group younger than 12 years. Thus, larger studies are required. Importantly, the same trend was observed in all three key parameters, including C-Peptide AUC, insulin dose and HbA1C.”

”T1D is a progressive disease where the pancreatic beta cells, in charge of insulin secretion undergo an autoimmune attack which eventually destroys the pancreatic capability of insulin production and secretion leading to complete external insulin dependence.
Halting disease progression and maintaining the pancreatic ability to produce insulin could reduce diabetic complications resulting from poor glycemic control, such as cardiovascular disease, renal failure and other related impediments.”

Current treatment of T1D patients depends on lifelong external insulin replacement by injections. Despite insulin replacement, there are still a great proportion of patients unable to achieve adequate glycemic control, resulting in fluctuations of high or dangerously low glucose levels, defined as poor glycemic control.

AAT has been shown to have immunomodulatory properties, including downregulation of pro-inflammatory responses, increase in anti-inflammatory cytokine release (e.g. IL-10 and IL-1Ra), promotion of regulatory T cells (Tregs) differentiation, and tissue protective properties.  This anti-inflammatory activity may attenuate the immune system attack on the pancreatic beta cells, thereby enabling prolonged beta cells function which, in turn, may mitigate the disease progression.

Amir London, Chief Executive Officer of Kamada, stated, “We are encouraged by the positive results from this Phase 2 study, which further validate the strong signal we have seen in our previous Phase 1/2 study and its extension.  We believe that our intravenous AAT can be an innovative breakthrough treatment for newly diagnosed type-1 diabetes patients, an area of significant unmet medical need. We believe that the progress we have made with the results of this study demonstrates the significant medical and business opportunity of this product. Once the full data are available, we will evaluate the collective results in order to determine the appropriate next steps forward.”

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline. The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived Immune globulins.  AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is GLASSIA®, the first liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets GLASSIA® in the U.S. through a strategic partnership with Baxalta (now part of Shire plc) and in other counties through local distributors.  In addition to GLASSIA®, Kamada has a product line of seven other pharmaceutical products administered by injection or infusion, that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America and Asia. Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency. In addition, Kamada's intravenous AAT is in development for other indications, such as type-1 diabetes, GvHD and prevention of lung transplant rejection. Kamada's rabies immune globulin (Human) product received FDA approval for Post-Exposure Prophylaxis against rabies infection in August 2017. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing more than 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA submissions and authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market, further regulatory delays, prevailing market conditions, and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

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CONTACTS:
Gil Efron
Deputy CEO & Chief Financial Officer
IR@kamada.com

Bob Yedid
LifeSci Advisors, LLC
646-597-6989
Bob@LifeSciAdvisors.com